SIGNATURES:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of: June, 2007
Commission File Number: 000-50393
NEUROCHEM INC.
275 Armand-Frappier Boulevard
Laval, Québec
H7V 4A7
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.
Form 20-F ☐ Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
SIGNATURES:
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEUROCHEM INC.
June 6, 2007

	By:	/s/ David Skinner
David Skinner, Vice President,
General Counsel and Corporate Secretary

The press release dated June 5, 2007, issued by Neurochem Inc. (the “Registrant”) submitted with this Form 6-K is hereby incorporated by reference into, and as an exhibit to, the Registrant’s registration statements on Form F-10 (SEC Reg. Nos. 333-140039 and 333-142770).

Neurochem Inc. 275 Armand-Frappier Blvd. Laval, Quebec, Canada H7V 4A7

For further information, please contact:

Lise Hébert, Ph.D. Vice President, Corporate Communications	Tel: (450) 680-4572 lhebert@neurochem.com
NEUROCHEM ANNOUNCES IT HAS OBTAINED WRITTEN CONSENT FROM
ITS SHAREHOLDERS IN CONNECTION WITH ITS PRIVATE PLACEMENT
OF US$80 MILLION AGGREGATE PRINCIPAL AMOUNT OF
CONVERTIBLE NOTES
LAVAL, CANADA, JUNE 5, 2007 — Neurochem Inc. (“Neurochem”) (NASDAQ: NRMX, TSX: NRM) announced today that, in connection with its previously announced private placement of US$80 million aggregate principal amount of convertible notes (the “Notes”) and warrants (the “Warrants”) to purchase common shares (the “Common Shares”), it has provided the Toronto Stock Exchange (the “TSX”) with written evidence that holders of more than 50% of its securities are familiar with the terms of the Notes and Warrants and are in favour thereof.
Pursuant to the rules of the TSX, without shareholder approval, Neurochem could not issue more than 9,694,832 Common Shares (being 24.9% of the number of Common Shares outstanding, on a non-diluted basis, as at the date of the conditional approval of the private placement by the TSX) upon conversion of the Notes and exercise of the Warrants or give effect to certain adjustment and anti-dilution provisions of the Notes or Warrants that would result in an exercise or conversion price that is less than the “market price” of the Common Shares as such term is defined for the purposes of the rules of the TSX.
In order to benefit from the exemption set forth at Section 604 of the TSX Company Manual from the requirement to hold a special shareholders’ meeting to obtain the required approval, Neurochem has provided the TSX with written evidence that holders of more than 50% of its voting securities are familiar with the terms of the Notes and Warrants, including the provisions that could result in the issuance of Common Shares in excess of the 9,694,832 Common Shares or in the exercise or conversion price of the Warrants or Notes being less than the “market price” of the Common Shares as such term is defined for the purposes of the rules of the TSX and are in favour thereof. Such approval will be effective on June 12, 2007.

The forms of Notes and Warrants are available at www.sedar.com and at www.sec.gov.
About Neurochem
Neurochem Inc. is focused on the development and commercialization of innovative therapeutics to address critical unmet medical needs. Eprodisate (KIACTA™) is currently being developed for the treatment of Amyloid A (AA) amyloidosis, and is under regulatory review for marketing approval by the United States Food and Drug Administration, the European Medicines Agency and Swissmedic. Tramiprosate (ALZHEMED™), for the treatment of Alzheimer’s disease, has completed a Phase III clinical trial in North America and is currently in a Phase III clinical trial in Europe, while tramiprosate (CEREBRIL™), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.
To Contact Neurochem
For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com.
Certain statements contained in this news release, other than statements of fact that are independently verifiable at the date hereof, may constitute forward-looking statements. Such statements, based as they are on the current expectations of management, inherently involve numerous risks and uncertainties, known and unknown, many of which are beyond Neurochem’s control. Such risks include but are not limited to: the impact of general economic conditions, general conditions in the pharmaceutical industry, changes in the regulatory environment in the jurisdictions in which Neurochem does business, stock market volatility, fluctuations in costs, and changes to the competitive environment due to consolidation, that actual results may vary once the final and quality-controlled verification of data and analyses has been completed, as well as other risks disclosed in public filings of Neurochem. Consequently, actual future results may differ materially from the anticipated results expressed in the forward-looking statements. The reader should not place undue reliance, if any, on the forward-looking statements included in this news release. These statements speak only as of the date made and Neurochem is under no obligation and disavows any intention to update or revise such statements as a result of any event, circumstances or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.

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